Exhibit 99.1
Nomad Foods Reports Second Quarter 2024 Financial Results

Volume recovery on-track; Revenue growth of +1.1% with Adjusted EPS of €0.44

Reiterates full year 2024 financial guidance
WOKING, England - August 7, 2024 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and six month period ended June 30, 2024. Key operating highlights and financial performance for the second quarter 2024, when compared to the second quarter 2023, include:

•Reported revenue increased 1.1% to €753 million
•Organic revenue growth of 0.5%
•Adjusted EBITDA increased 5.3% to €139 million
•Adjusted EPS of €0.44
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “I am pleased to report strong 2Q results that demonstrate the growing momentum behind our business. Volume inflected to growth behind accelerating gains in our must-win-battles and the successful build-out of our growth platforms. Growth from these high margin products combined with our productivity initiatives to drive healthy gross margin expansion which provided the funding to meaningfully increase our A&P spend. Our investments are bearing fruit for both us and our retail partners – we see accelerating momentum ahead as our investment posture remains robust, our innovation efforts build and the distribution expansion behind our growth platforms scales."

He continued, "As a result, we are increasingly confident in our ability to achieve the profitable volume growth acceleration that underpins our second half outlook. We are maintaining our full year guidance to deliver revenue growth of 3%-4%, Adjusted EBITDA growth of 4%-6%, and Adjusted EPS of €1.75-€1.80."

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “This year is proving to be pivotal for our business as we have shifted from protecting profitability during a once-in-a generation inflation shock to driving our volume and mix-driven growth. We are benefiting from an improving European consumer backdrop and strong category fundamentals which, combined with prudent investments and execution from the team, sets us up for continuing success. I am delighted to see these efforts already bearing fruit in the form of resumed volume growth this quarter and look forward to accelerating momentum through year-end and into 2025."

Second Quarter of 2024 results compared to the Second Quarter of 2023
•Revenue increased 1.1% to €753 million. Organic revenue growth of 0.5% was driven by favorable volume 1.6%, a marked improvement from a decline of 2.2% in 1Q24. This was offset by price/mix decline of 1.1%.
•Gross profit increased 10.8% to €233 million. Gross margin increased 270 basis points to 30.9% due to a positive product mix performance as we invested in our core most profitable must win battles, leveraged revenue growth management capabilities and Supply Chain productivity.
•Adjusted operating expenses increased 15.4% to €117 million due to the planned increase in A&P investments, ongoing investments in capabilities development, and some inflationary headwinds.
•Adjusted EBITDA increased 5.3% to €139 million due to the aforementioned factors.
•Adjusted Profit for the period increased 5% to €72 million, and as a result, Adjusted EPS increased by €0.04 to €0.44. Reported EPS increased €0.15 to €0.43.

First Six Months of 2024 results compared to the First Six Months of 2023
•Revenue increased 1.1% to €1,537 million. Organic revenue growth of 0.4% was driven by favorable price/mix of 0.9%. Volume decline moderated to 0.5%.
•Gross profit increased 2.2% to €444 million. Gross margin increased 30 basis points to 28.9%, due to a positive product mix performance as we invested behind our core most profitable must win battles.
•Adjusted operating expenses increased 13.5% to €228 million due to the planned increase in A&P investments, ongoing investments in capabilities development, and some inflationary headwinds.
•Adjusted EBITDA decreased 6.1% to €262 million due to the aforementioned factors.

Exhibit 99.1
•Adjusted Profit for the period decreased 11% to €132 million, and as a result, Adjusted EPS decreased by €0.05 to €0.81. Reported EPS increased €0.13 to €0.65.
2024 Guidance
For the full year 2024, the Company continues to expect organic revenue growth of 3%-4%, driven by positive volume/mix, Adjusted EBITDA growth of 4%-6%, and Adjusted EPS of €1.75-€1.80, implying growth of 9-12%. Based on USD/EUR exchange rate as of August 1st, this translates into 2024 Adjusted EPS of $1.89-$1.94. The Company expects full year cash flow conversion in the range of 90% to 95%.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Wednesday, August 7, 2024 at 1:30 p.m. BST (8:30 a.m. Eastern Daylight Time). To participate on the live call, listeners in North America may dial +1-877-451-6152 and international listeners may dial +1-201-389-0879. Additionally, there will be a presentation to accompany the conference call and the call is being webcast. Both can be accessed at the Nomad Foods website at
www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 13747206.

Enquiries
Investor Relations Contact
Jason English
investorrelations@nomadfoods.com

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and six months ended June 30, 2024 and for comparative purposes, the three and six months ended June 30, 2023.

Adjusted financial information for the three and six months ended June 30, 2024 and 2023 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three and six months ended June 30, 2024 and 2023 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results period over period.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted Free Cash Flow – Adjusted free cash flow is the amount of cash generated from operating activities before cash flows related to exceptional items (as described above), non-operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, but after capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Cash flow conversion is Adjusted Free Cash Flow as percentage of Adjusted Profit for the period.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and
Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 13, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure. The
Company is unable to reconcile, without unreasonable efforts, Organic Growth, Adjusted EBITDA and Adjusted EPS guidance to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Profit or Loss (unaudited)
Three months ended June 30, 2024 and June 30, 2023

	Three months ended June 30, 2024	Three months ended June 30, 2023
	€m	€m
Revenue	753.1	745.1
Cost of sales	(520.3)	(535.0)
Gross profit	232.8	210.1
Other operating expenses	(119.3)	(103.9)
Exceptional items	(12.4)	(10.5)
Operating profit	101.1	95.7
Finance income	18.0	1.9
Finance costs	(31.4)	(37.2)
Net financing costs	(13.4)	(35.3)
Profit before tax	87.7	60.4
Taxation	(16.8)	(11.2)
Profit for the period	70.9	49.2

Basic and diluted earnings per share in €	0.43	0.28

Statements of Profit or Loss (unaudited)
Six months ended June 30, 2024 and June 30, 2023

	Six months ended June 30, 2024	Six months ended June 30, 2023
	€m	€m
Revenue	1,536.8	1,520.2
Cost of sales	(1,093.1)	(1,085.9)
Gross profit	443.7	434.3
Other operating expenses	(234.7)	(218.4)
Exceptional items	(35.9)	(40.6)
Operating profit	173.1	175.3
Finance income	23.9	3.0
Finance costs	(67.4)	(67.3)
Net financing costs	(43.5)	(64.3)
Profit before tax	129.6	111.0
Taxation	(24.2)	(20.6)
Profit for the period	105.4	90.4

Basic and diluted earnings per share in €	0.65	0.52

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2024 (unaudited) and December 31, 2023 (audited)

	As at June 30, 2024	As at December 31, 2023
	€m	€m
Non-current assets
Goodwill	2,104.2	2,105.0
Intangibles	2,469.6	2,468.2
Property, plant and equipment	562.5	563.7
Other non-current assets	7.3	7.1
Derivative financial instruments	1.7	0.7
Deferred tax assets	111.6	106.9
Total non-current assets	5,256.9	5,251.6
Current assets
Cash and cash equivalents	327.7	412.9
Inventories	433.7	446.4
Trade and other receivables	345.1	263.4
Current tax receivable	42.7	40.7
Indemnification assets	0.5	0.5
Short-term investments	5.7	—
Derivative financial instruments	6.7	1.2
Total current assets	1,162.1	1,165.1
Total assets	6,419.0	6,416.7
Current liabilities
Trade and other payables	729.9	769.8
Current tax payable	202.2	189.5
Provisions	26.1	35.1
Loans and borrowings	24.7	21.4
Derivative financial instruments	11.5	12.2
Total current liabilities	994.4	1,028.0
Non-current liabilities
Loans and borrowings	2,120.8	2,113.7
Employee benefits	145.2	158.3
Other non-current liabilities	0.5	0.5
Provisions	2.8	1.4
Derivative financial instruments	59.7	97.8
Deferred tax liabilities	430.3	425.1
Total non-current liabilities	2,759.3	2,796.8
Total liabilities	3,753.7	3,824.8
Net assets	2,665.3	2,591.9
Equity attributable to equity holders
Share capital and capital reserve	1,415.1	1,426.1
Share-based compensation reserve	23.1	31.4
Translation reserve	113.6	101.0
Other reserves	(12.1)	(24.6)
Retained earnings	1,125.6	1,058.0
Total equity	2,665.3	2,591.9

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
For the six months ended June 30, 2024 and the six months ended June 30, 2023

	For the six months ended June 30, 2024	For the six months ended June 30, 2023
	€m	€m
Cash flows from operating activities
Profit for the period	105.4	90.4
Adjustments for:
Exceptional items	35.9	40.6
Share based payment expense	5.0	15.5
Depreciation and amortization	46.3	45.6
Loss on disposal of property, plant and equipment	0.4	0.6
Net finance costs	43.5	64.3
Taxation	24.2	20.6
Operating cash flow before changes in working capital, provisions and exceptional items	260.7	277.6
Decrease/(increase) in inventories	14.5	(25.5)
Increase in trade and other receivables	(81.1)	(43.4)
(Decrease)/increase in trade and other payables	(22.4)	1.9
Decrease in employee benefits and other provisions	(0.6)	(1.3)
Cash generated from operations before tax and exceptional items	171.1	209.3
Cash flows relating to exceptional items	(40.8)	(30.2)
Tax paid	(19.0)	(30.3)
Net cash generated from operating activities	111.3	148.8
Cash flows from investing activities
Purchase of property, plant and equipment and intangibles	(39.9)	(40.0)
Interest received	3.7	2.7
Redemption of investments	—	0.3
Cash used in investing activities	(36.2)	(37.0)
Cash flows from financing activities
Repurchase of ordinary shares	(19.2)	(52.6)
Issuance of new loan principal	—	6.0
Payments related to shares withheld for taxes	(4.6)	(6.3)
Payment of lease liabilities	(14.6)	(14.0)
Dividends paid	(45.1)	—
Payment of financing fees	(1.7)	(0.6)
Interest paid	(60.8)	(51.4)
Net cash used in financing activities	(146.0)	(118.9)
Net decrease in cash and cash equivalents	(70.9)	(7.1)
Cash and cash equivalents at beginning of period	399.7	366.8
Effect of exchange rate fluctuations	(1.1)	(5.0)
Cash and cash equivalents at end of period	327.7	354.7

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the three months ended June 30, 2024 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended June 30, 2024

€ in millions, except per share data	As reported for the three months ended June 30, 2024	Adjustments		As adjusted for the three months ended June 30, 2024
Revenue	753.1	—		753.1
Cost of sales	(520.3)	—		(520.3)
Gross profit	232.8	—		232.8
Other operating expenses	(119.3)	2.7	(a)	(116.6)
Exceptional items	(12.4)	12.4	(b)	—
Operating profit	101.1	15.1		116.2
Finance income	18.0	(16.0)		2.0
Finance costs	(31.4)	2.3		(29.1)
Net financing costs	(13.4)	(13.7)	(c)	(27.1)
Profit before tax	87.7	1.4		89.1
Taxation	(16.8)	(0.5)	(d)	(17.3)
Profit for the period	70.9	0.9		71.8

Weighted average shares outstanding in millions - basic	163.0			163.0
Basic earnings per share	0.43			0.44
Weighted average shares outstanding in millions - diluted	163.1			163.1
Diluted earnings per share	0.43			0.44

(a)Represents share based payment charge including employer payroll taxes of €2.4 million and non-operating M&A transaction costs of €0.3 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €10.3 million net gains on repricing of debt, a one-time €5.7 million gain from reversal of the impairment of a short-term investment which was made with surplus cash as part of our cash management activities, €2.1 million of foreign exchange translation losses and €0.2 million of losses on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended June 30, 2023 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended June 30, 2023

€ in millions, except per share data	As reported for the three months ended June 30, 2023	Adjustments		As adjusted for the three months ended June 30, 2023
Revenue	745.1	—		745.1
Cost of sales	(535.0)	—		(535.0)
Gross profit	210.1	—		210.1
Other operating expenses	(103.9)	2.9	(a)	(101.0)
Exceptional items	(10.5)	10.5	(b)	—
Operating profit	95.7	13.4		109.1
Finance income	1.9	(0.3)		1.6
Finance costs	(37.2)	12.2		(25.0)
Net financing costs	(35.3)	11.9	(c)	(23.4)
Profit before tax	60.4	25.3		85.7
Taxation	(11.2)	(5.8)	(d)	(17.0)
Profit for the period	49.2	19.5		68.7

Weighted average shares outstanding in millions - basic	173.7			173.7
Basic earnings per share	0.28			0.40
Weighted average shares outstanding in millions - diluted	173.7			173.7
Diluted earnings per share	0.28			0.40

(a)Represents share based payment charge including employer payroll taxes of €2.7 million and non-operating M&A transaction costs of €0.2 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €3.7 million of interest on tax relating to legacy tax audits, €8.0 million of foreign exchange translation losses, €0.5 million of foreign exchange losses on derivatives as well as a €0.3 million gain from the reversal of an impairment loss on a short-term investment which was made with surplus cash as part of our cash management activities.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the six months ended June 30, 2024 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Six Months Ended June 30, 2024

€ in millions, except per share data	As reported for the six months ended June 30, 2024	Adjustments		As adjusted for the six months ended June 30, 2024
Revenue	1,536.8	—		1,536.8
Cost of sales	(1,093.1)	—		(1,093.1)
Gross profit	443.7	—		443.7
Other operating expenses	(234.7)	6.4	(a)	(228.3)
Exceptional items	(35.9)	35.9	(b)	—
Operating profit	173.1	42.3		215.4
Finance income	23.9	(20.1)		3.8
Finance costs	(67.4)	12.7		(54.7)
Net financing costs	(43.5)	(7.4)	(c)	(50.9)
Profit before tax	129.6	34.9		164.5
Taxation	(24.2)	(7.9)	(d)	(32.1)
Profit for the period	105.4	27.0		132.4

Weighted average shares outstanding in millions - basic	163.1			163.1
Basic earnings per share	0.65			0.81
Weighted average shares outstanding in millions - diluted	163.2			163.2
Diluted earnings per share	0.65			0.81
(a)Represents share based payment charge including employer payroll taxes of €5.8 million and non-operating M&A transaction costs of €0.6 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €14.4 million of net gains on repricing of debt, a one-time €5.7 million gain from the reversal of an impairment of a short-term investment which was made with surplus cash as part of our cash management activities, €12.3 million of foreign exchange translation losses and €0.4 million of losses on derivatives.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the six months ended June 30, 2023 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Six Months Ended June 30, 2023

€ in millions, except per share data	As reported for the six months ended June 30, 2023	Adjustments		As adjusted for the six months ended June 30, 2023
Revenue	1,520.2	—		1,520.2
Cost of sales	(1,085.9)	—		(1,085.9)
Gross profit	434.3	—		434.3
Other operating expenses	(218.4)	17.2	(a)	(201.2)
Exceptional items	(40.6)	40.6	(b)	—
Operating profit	175.3	57.8		233.1
Finance income	3.0	(0.3)		2.7
Finance costs	(67.3)	18.1		(49.2)
Net financing costs	(64.3)	17.8	(c)	(46.5)
Profit before tax	111.0	75.6		186.6
Taxation	(20.6)	(16.7)	(d)	(37.3)
Profit for the period	90.4	58.9		149.3

Weighted average shares outstanding in millions - basic	174.1			174.1
Basic earnings per share	0.52			0.86
Weighted average shares outstanding in millions - diluted	174.2			174.2
Diluted earnings per share	0.52			0.86

(a)Represents share based payment expense including employer payroll taxes of €16.6 million and non-operating M&A transaction costs of €0.6 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €3.7 million of interest on tax relating to legacy tax audits, €13.8 million of foreign exchange translation losses, €0.6 million of losses on derivatives and a €0.3 million gain from the reversal of an impairment loss on a short-term investment which was made with surplus cash as part of our cash management activities.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
Reconciliation of Profit for the period to Adjusted EBITDA (unaudited)

	Three months ended		Six months ended
€ in millions	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Profit for the period	70.9	49.2	105.4	90.4
Taxation	16.8	11.2	24.2	20.6
Net financing costs	13.4	35.3	43.5	64.3
Depreciation & amortization	23.2	23.3	46.3	45.6
Exceptional items (a)	12.4	10.5	35.9	40.6
Other add-backs (b)	2.7	2.9	6.4	17.2
Adjusted EBITDA	139.4	132.4	261.7	278.7

Revenue	753.1	745.1	1,536.8	1,520.2
Adjusted EBITDA margin (c)	18.5%	17.8%	17.0%	18.3%

(a)Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(b)Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to June 30, 2024 of €2.4 million (2023: €2.7 million) and for the six months ended June 30, 2024 of €5.8 million (2023: €16.6 million) as well as the elimination of non-operating M&A transaction costs for the three month period to June 30, 2024 of €0.3 million (2023: €0.2 million) and for the six months ended June 30, 2024 of €0.6 million (2023: €0.6 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(c)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth/(decline)
Year on Year Growth - June 30, 2024 compared with June 30, 2023:

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024
	YoY change	YoY change
Reported Revenue Growth	1.1%	1.1%

Of which:
Organic Revenue Growth	0.5%	0.4%
Translational FX (a)	0.6%	0.7%
Total	1.1%	1.1%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its reiterated guidance with respect to organic revenue growth, Adjusted EBITDA growth, free cash flow conversion, Adjusted EPS, and Adjusted EPS growth for 2024; (ii) its ability to generate stronger bottom-line growth and superior shareholder returns; (iii) our growth and capital allocation strategies; and (iv) our sales and profit growth and success in 2024 and beyond.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine and climate-related factors beyond the Company’s control; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) the Company’s ability to accurately predict the performance of its Green Cuisine brand and the Findus Switzerland and Fortenova's frozen food businesses' and their impact on the Company’s growth; (vi) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental Europe; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; and (xxi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.